UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number 333-224459

New SDRL Limited

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐        No  ☒

EXPLANATORY NOTE

As previously disclosed, Seadrill Limited (“Old Seadrill”) and certain subsidiaries (such subsidiaries, together with Old Seadrill, the “Debtors”) filed voluntary petitions for relief (the cases commenced thereby, the “Chapter 11 Cases”) under chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas, Victoria Division (the “Bankruptcy Court”). The Chapter 11 Cases were administered under the caption In re Seadrill Limited, et al.

On April 17, 2018, the Bankruptcy Court entered an order pursuant to the Bankruptcy Code, which approved and confirmed the Debtors’ Second Amended Joint Chapter 11 Plan (as modified) of Reorganization, as amended and supplemented (the “Plan”). On July 2, 2018 (the “Effective Date”), the Debtors satisfied the conditions to effectiveness and the Plan became effective in accordance with its terms. As part of the transactions undertaken pursuant to the Plan on the Effective Date, the economic interests in the existing shares of Old Seadrill were extinguished and New SDRL Limited, a Bermuda exempted company limited by shares (“New SDRL”), issued certain of its shares to holders of existing shares of Old Seadrill. As a result, New SDRL became the successor issuer to Old Seadrill for purposes of and pursuant to Rule 12g-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On the Effective Date, New SDRL became the ultimate parent company of Old Seadrill’s subsidiaries and was renamed Seadrill Limited (“New Seadrill”).

This Form 6-K is being filed by New SDRL as the initial Exchange Act report of New Seadrill to the Securities and Exchange Commission (the “Commission”) and as notice that New Seadrill is the successor issuer to Old Seadrill under Rule 12g-3 under the Exchange Act. As a result, the common shares of New Seadrill, par value $0.10 per share, are deemed to be registered under Section 12(g) of the Exchange Act. New Seadrill is thereby deemed subject to the informational requirements of the Exchange Act, and the rules and regulations promulgated thereunder, and in accordance therewith will file reports and other information with the Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW SDRL LIMITED

Date: July 2, 2018	By:	/s/ Georgina Sousa
Name: Georgina Sousa Title: Secretary